Room 4561
via fax (713) 918-2345

January 25, 2008

Mr. Robert E. Beauchamp
President, Chief Executive Officer and Director
BMC Software, Inc.
2101 CityWest Boulevard
Houston, Texas 77042-2827

      RE: **BMC Software, Inc.**
              Form 10-K for Fiscal Year Ended March 31, 2007
              File No. 001-16393

Dear Mr. Beauchamp:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised on the financial statements and related matters.

                       Sincerely,

                       Kathleen Collins
                       Accounting Branch Chief